MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

4 August 2005

RECEIVED
2005 AUG -9 A 11: 47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

05010265

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 3rd of August 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

Enclosures

JPMorgan

The Company Secretary
MyTravel Group Plc – Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

1 August 2005

RECEIVED
03 AUG 2005
Company Secretary's Office

Dear Sir,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC has increased its interest in the ordinary shares of MyTravel Group Plc (the "Company") from 11.84% to 12.12%. This is a result of its subsidiary, J.P. Morgan Securities Limited ("JPMSL"), increasing its material interests in the Company. Details are as follows:

12.12%

Total Number of shares held by J.P. Morgan Chase & Co.: 52,616,293 (12.12%)
Number of shares held by J.P. Morgan Asset Management (UK) Limited: 543,171 (0.13%)
Number of shares held by J.P. Morgan Securities Limited: 40,239,789 (9.26%)
Number of shares held by J.P. Morgan GT Corporation: 11,833,333 (2.72%)

The aggregated holding of JPMCC in the Company as stated above includes a material interest of 9.26% held by JPMSL.

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

GRhee.

Gapsun Rhee
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7325 5808 • Fax: +44 (0)20 7325 4179 gapsun.s.rhee@jpmorgan.com
Registered Office 125 London Wall, London, EC2Y 5AJ. Authorised and regulated by the Financial Services Authority

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Chase & Co

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J.P. Morgan Asset Management (UK) Limited	543,171 (0.13%)
J.P. Morgan Securities Limited	40,239,789 (9.26%)
J.P. Morgan GT Corporation	11,833,333 (2.72%)
Total	**52,616,293 (12.11%)**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

3 August 2005

12. Total holding following this notification

52,616,293, 30p ordinary shares

13. Total percentage holding of issued class following this notification

12.11% of the 30p ordinary shares

14. Any additional information

The aggregate holding of JPMCC in the Company as stated above includes a material interest of 9.26%, held by J.P. Morgan Securities Limited

15. Name of contact and telephone number for queries

Mike Vaux - +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

3 August 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.